Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No.: 333-167112

FOR IMMEDIATE RELEASE

Contact:	Adam C. Derbyshire	G. Michael Freeman
	Executive Vice President	Associate Vice President, Investor Relations
	and Chief Financial Officer	and Corporate Communications
	919-862-1000	919-862-1000

SALIX PHARMACEUTICALS ANNOUNCES PROPOSED

$200 MILLION PUBLIC OFFERING OF

CONVERTIBLE SENIOR NOTES DUE 2015

RALEIGH, NC, May 27, 2010—Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) today announced that it intends to offer, subject to market and other conditions, $200 million aggregate principal amount of its convertible senior notes due 2015 under an automatically effective shelf registration statement on file with the Securities and Exchange Commission. Salix also expects to grant the underwriters an overallotment option to purchase up to an additional $30 million aggregate principal amount of notes on the same terms and conditions. The notes will be senior unsecured obligations of Salix and interest will be payable semiannually. The notes will be convertible subject to certain conditions into shares of Salix common stock. Salix will be entitled to settle any such conversion by delivery of cash, shares of Salix common stock or a combination of cash and shares. The interest rate, conversion price, offering price and other terms of the notes will be determined by Salix and the underwriters.

In connection with this offering, Salix plans to enter into capped call transactions with one or more underwriters in the offering or their respective affiliates. Subject to certain exceptions, the capped call transactions are expected to reduce potential dilution upon conversion of the notes, except to the extent that the volume-weighted average price per share of the Salix common stock, as measured under the terms of the capped call transactions at the time of exercise, exceeds the cap price of the capped call transactions. In connection with hedging the capped call transactions, the counterparties or their respective affiliates expect to enter into various derivative transactions with respect to Salix common stock concurrently with and shortly after pricing of the notes. In addition, the counterparties or their respective affiliates may from time to time following pricing of the notes and prior to conversion or maturity of the notes enter into or unwind various derivatives and/or purchase or sell Salix common stock or other of our securities (including the notes) in secondary market transactions or instruments they may wish to use in connection with such hedging or modify or unwind such hedge positions. These activities could have the effect of increasing or preventing a decline in, or of having a negative effect on, the price of Salix common stock (including concurrently with or shortly after pricing of the notes or during any cash settlement averaging period related to a conversion of the notes), adversely affecting the value of the notes, and, potentially the value of the shares of Salix common stock and/or the amount of cash holders may receive upon conversion of the notes.

Salix intends to use a portion of the net proceeds from this offering to pay the cost of the capped call transactions and the remaining net proceeds for business development activities and other general corporate purposes, including commercialization of product candidates, clinical trials, research and development expenses and general and administrative expenses. If the underwriters exercise their option to purchase additional notes to cover overallotments, Salix expects to use a portion of the net proceeds from the sale of the additional notes to enter into additional capped call transactions.

BofA Merrill Lynch and Jefferies & Company, Inc. are acting as joint book-running managers for the offering.

Salix has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the registration statement and accompanying preliminary prospectus for more complete information about Salix and this offering. You may get the preliminary prospectus for free by visiting IDEA on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting: BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Preliminary Prospectus Department, or via email at prospectus.requests@ml.com; or Jefferies & Company, Inc., 520 Madison Avenue, New York, NY 10022, Attn: Syndicate Prospectus Department, (888) 449-2342.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Salix

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products for the treatment of gastrointestinal diseases. Salix’s strategy is to in–license late–stage or marketed proprietary therapeutic drugs, complete any required development and regulatory submission of these products, and market them through the Company’s gastroenterology specialty sales and marketing team.

Salix trades on The NASDAQ Global Select Market under the ticker symbol “SLXP.”

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Forward-Looking Statements

Please Note: This press release contains statements relating to the proposed offering of notes and the capped call transactions that are forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially, including, but not limited to, whether or not Salix will offer the notes, enter into the capped call transactions or consummate the offering, the final terms of the offering, prevailing market conditions, the anticipated principal amount of the notes, which could differ based upon market conditions, and the anticipated use of proceeds of the offering, which could change as a result of market conditions or for other reasons. Other risks and uncertainties include, but are not limited to the following: general economic conditions; our need to return to profitability; market acceptance for approved products; the unpredictability of the duration and results of regulatory review of New Drug Applications and Investigational NDAs; the cost, timing and results of clinical trials and other development activities involving pharmaceutical products; litigation and the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining such rights from third parties; revenue recognition and other critical accounting policies and the need to acquire new products. The reader is referred to the documents that Salix files from time to time with the SEC.

Investors in Salix are cautioned not to place undue reliance on its forward-looking statements, which speak only as of the date such statements are made. Salix does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this press release, or to reflect the occurrence of unanticipated events.